EX.99-(h)(6)

ADDENDUM TO

ADMINISTRATION AGREEMENT

This Addendum, effective as of March 2, 2007, is entered into between the Mercantile Funds, Inc. (the “Company”) and Mercantile Capital Advisors, Inc. (“Mercantile”).

WHEREAS, the Company and Mercantile-Safe Deposit and Trust Company entered into an Administration Agreement dated as of May 28, 1993 (the “Administration Agreement”);

WHEREAS, the Mercantile assumed the rights and obligations of Mercantile-Safe Deposit and Trust Company under the Administration Agreement in an Assumption and Guarantee dated May 11, 2001;

WHEREAS, Section 5 of the Administration Agreement provides that the Administration Agreement shall automatically terminate in the event of its “assignment,” as that term is defined in the Investment Company Act of 1940;

WHEREAS, the acquisition of Mercantile Bankshares Corporation, the indirect parent company of Mercantile, by The PNC Financial Services Group, Inc. resulted in an assignment of the Administration Agreement;

WHEREAS, the parties desire to continue the Administration Agreement under the terms and conditions of the Administration Agreement;

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

Not withstanding the termination of the Administration Agreement as a result of its assignment due to the acquisition of Mercantile Bankshares Corporation by The PNC Financial Services Group, Inc., the parties mutually agree that the Administration Agreement shall continue to remain in full force and effect unless otherwise terminated as provided by the Administration Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Addendum as of the date and year first above written.

Mercantile Funds, Inc.

/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

Mercantile Capital Advisors, Inc.

/s/ David L. Meyer
Name:	David L. Meyer
Title:	Senior Vice President